1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 8.5% Quarter-over-Quarter growth in Revenues Resulting in Earnings per Share of NT$ 0.70 or Earnings per ADS of US$ 0.12 for Third Quarter 2013

Taichung, Taiwan, Oct 31, 2013–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2013 were NT$ 19,092 million, which represented a 8.5% growth in revenues compared to the second quarter of 2013 and a 13.3% growth in revenues compared to the third quarter of 2012. SPIL reported a net income of NT$ 2,184 million for the third quarter of 2013, compared with a net income of NT$ 1,740 million and a net income of NT$ 1,548 million for the second quarter of 2013 and the third quarter of 2012, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.70, and diluted earnings per ADS was US$ 0.12.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•	For the third quarter of 2013, net revenues from IC packaging were NT$ 16,870 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,222 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 14,676 million, representing an increase of 5.4% compared to the second quarter of 2013 and an increase of 8.4% compared to the third quarter of 2012.

•	Raw materials costs were NT$ 6,691 million for the third quarter of 2013 and represented 35.1% of total net revenues, whereas raw materials costs were NT$ 6,509 million and represented 37.0% of total net revenues for the second quarter of 2013.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 165 million.

•	Gross profit was NT$ 4,416 million for the third quarter of 2013, representing a gross margin of 23.1%, which increased from a gross margin of 20.9% for the second quarter of 2013 and was up from 19.6% for the third quarter of 2012.

•	Total operating expenses for the third quarter of 2013 were NT$ 1,658 million, which included selling expenses of NT$ 211 million, administrative expenses of NT$ 583 million and R&D expenses of NT$ 864 million. Total operating expenses represented 8.7% of total net revenues for the third quarter of 2013.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 77 million.

•	Operating income was NT$ 2,758 million for the third quarter of 2013, representing an operating margin of 14.4%, which increased from 10.8% for the second quarter of 2013 and increased from 11.2% for the third quarter of 2012.

•	Non-operating items:

•	Our non-operating income was NT$ 136 million, including cash dividends of NT$ 9 million from ChipMos Bermuda.

•	Net income before tax was NT$ 2,715 million for the third quarter of 2013, which increased from a net income before tax of NT$ 2,148 million for the second quarter of 2013 and increased from a net income before tax of NT$ 1,843 million for the third quarter of 2012.

•	Income tax expense was NT$ 531 million for the third quarter of 2013, compared with income tax expense of NT$ 408 million for the second quarter of 2013 and income tax expense of NT$ 295 million for the third quarter of 2012.

•	Net income was NT$ 2,184 million for the third quarter of 2013, which increased from a net income of NT$ 1,740 million for the second quarter of 2013 and increased from a net income of NT$ 1,548 million for the third quarter of 2012.

•	Total number of shares outstanding was 3,128 million shares as of Sept 30, 2013. Diluted earnings per ordinary share for this quarter was NT$ 0.70, or US$ 0.12 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 13,817 million as of Sept 30, 2013 from NT$ 16,953 million as of June 30, 2013, and NT$ 16,854 million as of Sept 30, 2012.

•	Capital expenditures for the third quarter of 2013 totaled NT$ 5,119 million, which included NT$ 4,349 million for packaging equipment and NT$ 770 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2013 totaled NT$ 2,638 million, which included NT$ 2,023 million was from packaging operations and NT$ 615 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 16,870 million for the third quarter of 2013, which represented an increase of NT$ 1,147 million or 7.3% compared to the second quarter of 2013.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 37%, 20% and 31%, respectively, of total net revenues for the third quarter of 2013.

•	Capital expenditures for IC packaging operations totaled NT$ 4,349 million for the third quarter of 2013, which included NT$ 3,303 million for packaging and building construction and NT$ 1,046 million for wafer bumping operations.

•	As of Sept 30, 2013 we had 8,121 wirebonders installed, of which 320 were added and 92 were disposed in the third quarter of 2013.

IC testing service:

•	Net revenues from testing operations were NT$ 2,222 million for the third quarter of 2013, which represented an increase of NT$ 343 million or 18.3% compared to the second quarter of 2013.

•	Capital expenditures for testing operations totaled NT$ 770 million for the third quarter of 2013.

•	As of Sept 30, 2013 we had 419 testers installed, of which 12 were added and 2 was disposed in the third quarter of 2013.

Revenue Analysis

•	Breakdown by end applications:

By application	3Q13	2Q13
Communication	59%	65%
Computing	15%	13%
Consumer	22%	18%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	3Q13	2Q13
Bumping & Flip Chip	31%	28%
Substrate Based	37%	38%
Leadframe Based	20%	23%
Testing	12%	11%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sept 30, 2013 reflect our gains or losses attributable to the third quarter of 2013 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sept 30, 2013, nor the consolidated financial data for the nine months ended Sept 30, 2013 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Sept 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2013			Sept 30, 2012		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	467,251	13,816,602	14	16,853,534	18	(3,036,932)	-18
Accounts receivable	530,737	15,693,907	15	12,657,035	13	3,036,872	24
Inventories	133,611	3,950,889	4	3,539,713	4	411,176	12
Other current assets	61,129	1,807,579	2	1,500,582	2	306,997	20

Total current assets	1,192,728	35,268,977	35	34,550,864	37	718,113	2

Non-current Assets
Available-for-sale financial assets	216,678	6,407,160	6	6,609,825	7	(202,665)	-3
Long-term investment under equity method	20,475	605,442	1	702,162	1	(96,720)	-14
Property, plant and equipment	1,912,891	56,564,196	56	49,947,843	53	6,616,353	13
Intangible assets	12,760	377,313	—	550,453	—	(173,140)	-31
Other assets	66,723	1,972,985	2	2,098,583	2	(125,598)	-6

Total non-current assets	2,229,526	65,927,096	65	59,908,866	63	6,018,230	10

Total Assets	3,422,255	101,196,073	100	94,459,730	100	6,736,343	7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,005	2,513,610	2	2,050,650	2	462,960	23
Accounts payable	234,437	6,932,289	7	6,338,384	7	593,905	9
Current portion of long-term debt	106,297	3,143,211	3	1,566,958	2	1,576,253	101
Other current liability	384,030	11,355,756	11	10,750,818	11	604,938	6

Non-current Liabilities

Long-term loans	519,294	15,355,509	15	13,693,717	15	1,661,792	12
Other liabilities	53,030	1,568,094	2	1,091,740	1	476,354	44

Total Liabilities	1,382,092	40,868,469	40	35,492,267	38	5,376,202	15

Stockholders’ Equity
Capital stock	1,053,893	31,163,611	31	31,163,611	33	—	—
Capital reserve	533,350	15,771,165	16	16,472,196	17	(701,031)	-4
Legal reserve	277,571	8,207,777	8	7,645,816	8	561,961	7
Special reserve	8,272	244,604	—	—	—	244,604	100
Retained earnings	122,624	3,625,978	4	3,447,655	4	178,323	5
Other equity	44,453	1,314,469	1	1,202,373	1	112,096	9
Treasury stock	—	—	—	(964,188)	-1	964,188	-100

Total Equity	2,040,162	60,327,604	60	58,967,463	62	1,360,141	2

Total Liabilities & Shareholders’ Equity	3,422,255	101,196,073	100	94,459,730	100	6,736,343	7

Forex ( NT$ per US$ )		29.57		29.295

(1)	All figures are under TIFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q2013				3Q 2012		YOY	3Q 2013	2Q 2013		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	639,157		19,091,619	100.0		16,845,815	13.3	19,091,619		17,601,598	8.5
Cost of Goods Sold	(491,311)		(14,675,459)	-76.9		(13,542,327)	8.4	(14,675,459)		(13,925,296)	5.4

Gross Profit	147,846		4,416,160	23.1		3,303,488	33.7	4,416,160		3,676,302	20.1

Operating Expenses
Selling Expenses	(7,057)		(210,785)	-1.1		(221,430)	-4.8	(210,785)		(226,889)	-7.1
Administrative Expenses	(19,530)		(583,372)	-3.1		(522,560)	11.6	(583,372)		(590,417)	-1.2
Research and Development Expenses	(28,931)		(864,180)	-4.5		(673,782)	28.3	(864,180)		(962,811)	-10.2

	(55,518)		(1,658,337)	-8.7		(1,417,772)	17.0	(1,658,337)		(1,780,117)	-6.8

Operating Income	92,328		2,757,823	14.4		1,885,716	46.2	2,757,823		1,896,185	45.4

Non-operating Income	4,584		136,912	0.7		70,282	94.8	136,912		392,371	-65.1
Non-operating Expenses	(6,001)		(179,236)	-0.9		(112,765)	58.9	(179,236)		(140,985)	27.1

Income from Continuing Operations before Income Tax	90,911		2,715,499	14.2		1,843,233	47.3	2,715,499		2,147,571	26.4
Income Tax Credit (Expenses)	(17,780)		(531,094)	-2.8		(295,396)	79.8	(531,094)		(407,368)	30.4

Net Income	73,131		2,184,405	11.4		1,547,837	41.1	2,184,405		1,740,203	25.5

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation			(84,385)			(140,549)				152,597
Unrealized valuation profit and loss of available-for-sale financial assets			(117,266)			782,223				692,469
Tax effect of other comprehensive income items			21,515			(76,809)				(75,067)

Total other comprehensive income			(180,136)			564,865				769,999

Total comprehensive income			2,004,269			2,112,702				2,510,202

Earnings Per Ordinary Share- Diluted		NT$	0.70		NT$	0.50			NT$	0.56

Earnings Per ADS- Diluted		US$	0.12		US$	0.08			US$	0.09

Weighted Average Outstanding Shares - Diluted (‘k)			3,127,609			3,091,809				3,085,498

Forex ( NT$ per US$ )			29.87			29.82				29.85

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2013 and 2012
	2013				2012		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,697,591		50,512,427	100.0		48,508,983	4.1
Cost of Goods Sold	(1,358,171)		(40,403,099)	-80.0		(39,810,102)	1.5

Gross Profit	339,420		10,109,328	20.0		8,698,881	16.2

Operating Expenses
Selling expenses	(20,715)		(616,240)	-1.2		(605,715)	1.7
Administrative expenses	(56,466)		(1,679,561)	-3.3		(1,454,389)	15.5
Research and development expenses	(84,776)		(2,522,420)	-5.0		(1,849,479)	36.4

	(161,957)		(4,818,221)	-9.5		(3,909,583)	23.2

Operating Income	177,463		5,291,107	10.5		4,789,298	10.5

Non-operating Income	23,907		701,918	1.4		463,306	51.5
Non-operating Expenses	(45,386)		(1,332,570)	-2.7		(451,202)	195.3

Income Before Income Tax	155,984		4,660,455	9.2		4,801,402	-2.9
Income Tax Credit (Expenses)	(34,455)		(1,027,704)	-2.0		(797,670)	28.8

Net Income	121,529		3,632,751	7.2		4,003,732	-9.3

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation			284,630			(236,148)
Unrealized valuation profit and loss of available-for-sale financial assets			1,012,709			1,292,680
Tax effect of other comprehensive income items			(81,634)			(159,814)

Total other comprehensive income			1,215,705			896,718

Total comprehensive income			4,848,456			4,900,450

Earnings Per Ordinary Share- Diluted		NT$	1.17		NT$	1.29

Earnings Per ADS- Diluted		US$	0.20		US$	0.22

Weighted Average Outstanding Shares - Diluted (‘k)			3,127,609			3,091,809

Forex ( NT$ per US$)			29.76			29.72

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2013		9 months, 2012
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	157,608	4,660,455	4,801,402
Depreciation	259,677	7,678,639	7,018,162
Amortization	14,993	443,345	430,184
Change in working capital & others	(22,855)	(675,831)	(2,573,487)

Net cash flows provided from operating activities	409,422	12,106,608	9,676,261

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(427,185)	(12,631,865)	(9,843,888)
Proceeds from disposal of equipments	1,726	51,028	82,522
Payment for deferred charges/other changes	(18,834)	(556,929)	(983,495)

Net cash used in investing activities	(444,294)	(13,137,766)	(10,744,861)

Cash Flows from Financing Activities:
Proceeds from short-term loan	—	—	589,975
Proceeds from long-term loan	105,408	3,116,917	5,953,356
Cash dividends distributed to shareholders and cash bonus distributed to employees	(173,850)	(5,140,752)	(4,371,188)
Proceeds from employee’s purchase of treasury stocks/other charges	32,515	961,472	(88,524)

Net cash provided from financing activities	(35,927)	(1,062,363)	2,083,619

Foreign currency exchange effect	1,949	57,631	(100,585)

Net increase (decrease) in cash and cash equivalents	(68,850)	(2,035,890)	914,434

Cash and cash equivalents at beginning of period	536,101	15,852,492	15,939,100

Cash and cash equivalents at end of period	467,251	13,816,602	16,853,534

Forex ( NT$ per US$ )		29.57	29.295

(1)	All figures are under TIFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 31, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer